aKB

16006208

SEC
Mail Processing
Section

MAR 15 2016

Washington DC
409

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49208

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortune Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

388 E. Valley Blvd., Suite 208
(No. and Street)

Alhambra (City) CA (State) 91801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Yin Yi Chen 626 281-6001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive (Address) Rocklin (City) CA (State) 95765 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aKB

OATH OR AFFIRMATION

I, Yin Yi Chen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FortuneSecurities, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Jing wen Tan

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ **Cash Flows.**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA COUNTY OF Los Angeles

Subscribed and sworn to (or affirmed) before me on this 22 day of Feb 20 16 by YIN-YI TOMMY CHEN

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Jing wen Tan

(Signature of Notary)

GSN1 JING WEN TAN COMM. # 1996589 NOTARY PUBLIC • CALIFORNIA LOS ANGELES COUNTY My Commission Expires December 15, 2016 GSN1

Fortune Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2015

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Fortune Securities, Inc.
Alhambra, CA 91801

I have audited the accompanying statement of financial condition of Fortune Securities, Inc. (the "Company"), a California corporation, as of December 31, 2015 and the related statements of income (loss), changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rockline, CA
March 7, 2016

Fortune Securities, Inc.
Statement of Financial Condition
December 31, 2015

Assets

Cash		$	1,039
Clearing broker deposit			25,000
Commissions receivable			25,043
Furniture and equipment, at cost, net of accumulated depreciation of $87,067			-
Leasehold improvements, net of accumulated Amortization of $75,243			-
Deposits			4,599
Total Assets		$	55,681

Liabilities and Stockholders' Equity

Liability			
Accounts payable and accrued expenses		$	11,981
Commissions payable			14,757
Other liabilities			1,799
Total Liabilities			28,537
Stockholders' Equity			
Common stock, $.00 par value, 10,000,000 shares Authorized; 6,605,274 shares issued and outstanding	$ -		
Paid-in capital	566,800		
Retained earnings (deficit)	(539,656)		27,144
Total Liabilities and Stockholders' Equity		$	55,681

See accompanying notes to financial statements

Fortune Securities, Inc.
Statement of Income (Loss)
For the Year Ended December 31, 2015

Revenues		
Commissions	$	504,240
Other income		11,023
Interest		2,891
Total Revenues		518,154
Direct Costs		
Commission expense		279,469
Ticket clearance charges		37,482
Quotes & research		15,910
Total Direct Costs		332,861
Gross Profit		185,293
Operating Expenses		
Advertising		-
Exchange fees		1,496
Insurance		12,597
Interest expense		-
Office expenses		7,362
Postage and delivery		1,396
Professional fees		24,948
Rent		54,174
Salaries and wages and related expenses		35,255
Telephone		6,993
Temporary help		20,319
Travel and entertainment		43,457
Utilities		2,224
All other expenses		(7,572)
Total Operating Expenses		202,649
Income (Loss) Before Tax Provision		(17,356)
Income Tax Provision		800
Net Income (Loss)	$	(18,156)

See accompanying notes to financial statements

Fortune Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2015

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2014	6,605,274	$	$ 565,200	$(521,500)	$43,700
Capital contributed			1,600		1,600
Net Income (Loss)				(18,156)	(18,156)
Balance, December 31, 2015	6,605,274	$	$ 566,800	$(539,656)	$27,144

See accompanying notes to financial statements

Fortune Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash Flows from Operating Activities:		
Net loss	$	(18,156)
Depreciation		-
Changes in operating assets and liabilities:		
Commissions receivable		(392)
Accounts payable and accrued expenses		11,513
Commissions payable		(9,408)
Other liabilities		1,799
Net Cash Used in Operating Activities		(14,644)
Cash Flow from Investing Activities:		
Equipment		-
Cash Flow Used for Investing Activities		-
Cash Flows from Financing Activities:		
Paid in capital		1,600
Total Cash Flows from Financing Activities		1,600
Net Decrease in Cash		(13,044)
Cash at Beginning of Year		14,083
Cash at End of Year	$	1,039
Supplemental Cash Flow Information		
Cash paid for interest	$	-
Cash paid for income tax	$	800

See accompanying notes to financial statements

Fortune Securities, Inc.
Notes to Financial Statements
December 31, 2015

Note 1 – Organization and Nature of Business

Fortune Securities, Inc. (the "Company") was incorporated in the State of California on November 20, 1995. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Underwriter or selling group participant (corporate securities other than mutual funds
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities broker
- Broker or dealer selling variable life insurance or annuities
- Put and call broker or dealer or option writer
- Broker or dealer selling tax shelters or limited partnerships in primary distributions
- Private placements of securities

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Note 2 – Significant Accounting Policies (continued)

Income Taxes - The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than no to be sustained upon examinations. The Company is subject to examinations by U.S. Federal and State tax authorities from 2012 to the present, generally for three years after they are filed.

Depreciation - Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note 3 - Fair Value (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company have the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

Fair Value Measurements on a Recurring Basis
As of December 31, 2015

	Level 1	Level 2	Level 3	Total
Assets				
Cash	$ 1,039	$ -	$ -	$ 1,039
Clearing deposits	$25,000			$25,000
Total	**$26,039**	**$ -**	**$ -**	**$26,039**

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2015, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$5,388	$0

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 5 – Related Party

The Company is under common control with another firm, Castle Group Investment Counsel, Inc. (Castle Group). However, there are no transactions between the Company and Castle Group during the year ending December 31, 2015.

Note 6 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $22,545 which was $17,545 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.27 to 1.

Note 8 - Income Taxes

The Company files its corporate income tax returns on the accrual basis. For federal income tax purposes, there are net operation losses (NOLs) of approximately $540,000 expiring in the years 2022 to 2032. The provision for income taxes for the year consists of the following:

Federal	$ 0
State	800
	$ 800

Note 9 – Clearing Broker Deposit

The Company has an agreement with a clearing broker which requires a minimum deposit of $25,000.

Note 10– Operating Lease Commitments

The Company leases office space under a noncancellable operating lease expiring July 31, 2016. The lease requires a deposit of $4,599. At December 31, 2015, future minimum lease payments under this agreement were as follows:

2016	$ 23,980
	$ 23,980

The Company also leases a separate storage space on a month-to-month basis. The total rental expenses were $54,174 for the year ended December 31, 2015.

Note 11 – Litigation

A claim has been filed against the Company which is currently in FINRA dispute resolution arbitration. The Company has meritorious defenses and is preparing to vigorously defend this matter.

Note 12 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2015 through March 7, 2016, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure. However, on February 8, 2016, the Company was notified the final settlement of a $7,500 fine on the Company payable in 2016. This fine was not accrued at December 31, 2015.

Fortune Securities, Inc.
Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
For the Year Ended December 31, 2015

Computation of Net Capital		
Total ownership equity from statement of financial condition	$	27,144
Furniture and fixtures net		-
Deposits		(4,599)
Net Capital	$	22,545
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness – 6.67% of net aggregate indebtedness	$	1,903
Minimum dollar net capital required	$	5,000
Net capital required (greater of above amounts)	$	5,000
Excess capital	$	17,545
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	19,691
Computation of Aggregate Indebtedness		
Total liabilities	$	28,537
Aggregate indebtedness to net capital		1.27

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital per Company's computation	$	22,545
Variance		-
Net capital per audit	$	22,545

See accompanying notes to financial statements

Fortune Securities, Inc.
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2015

A computation of reserve requirement is not applicable to Fortune Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Fortune Securities, Inc.
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2015

Information relating to possession or control requirements is not applicable to Fortune Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Board of Directors
Fortune Securities, Inc.

I have reviewed management's statements, included in the accompanying Fortune Securities, Inc. (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (ii)) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions from January 1, 2015 to December 31, 2015 (the Company's fiscal year end) without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the periods noted in paragraph 1 above.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
March 7, 2016

FORTUNE SECURITIES, INC.
Member of NASD/MSRB/SIPC

February 10, 2016

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, CA 95765

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Fortune Securities, Inc. met the Section 204, 15c3-3 (k) (2) (ii) exemption for the period January 1, 2015 to December 31, 2015.

Sincerely,

Yin Yi Chen
President

388 E. VALLEY BLVD., #208, ALHAMBRA, CA 91801, U.S.A. TEL:(626)281-6001 FAX:(626)281-1299

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

Board of Directors
Fortune Securities, Inc.
Alhambra, CA 91801

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Fortune Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Fortune Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Fortune Securities, Inc.'s management is responsible for Fortune Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (copy of check) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Statement of Income and FOCUS Reports), noting no adjustments; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 in the related schedules and working papers (summary of FOCUS reports filed), noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SICP-7 on which it was originally computed, noting no differences. (Not applicable).

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, California
March 7, 2016